VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

ASANKO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon and passed by the Shareholders of the Company at the annual general meeting of the Company held on June 8, 2018 (the “Meeting”). Attendance at the Meeting was 144,254,105 Shares represented, all voted by proxy, being 63.88% of the outstanding shares. Voting results on the resolutions were as follows:

1.	The number of directors of the Company was set at seven (7). Shares voted represented 125,826,260 votes For and 247,629 shares Against.

2.	The following directors were elected, with the following voting results for each nominee:

DIRECTOR	VOTES FOR	% FOR	VOTES	%
			WITHHELD	WITHHELD
Colin Steyn	125,837,112	99.81%	236,777	0.19%
Peter Breese	125,834,404	99.81%	239,485	0.19%
Shawn Wallace	125,835,570	99.81%	238,319	0.19%
Gordon J. Fretwell	125,828,993	99.81%	244,896	0.19%
Marcel De Groot	125,820,791	99.80%	253,098	0.20%
Michael Price	125,832,285	99.81%	241,604	0.19%
William Smart	125,862,906	99.83%	210,983	0.17%

3.	KPMG LLP, Chartered Accountants, were appointed auditor of the Company. Shares voted represented 143,789,105 votes For and 465,000 votes Withheld.

There were non-votes recorded (but not voted) on each resolution as follows: (1.) 18,180,216; (2.) 18,180,216 per director. Non-votes are discretionary votes given to a broker by a US beneficial holder not allowed under Canadian Securities Regulations.